

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 7, 2010

Dayong Sun
Chief Executive Officer
Kama Resources Inc.
Room 1707, 17th Floor, CTS Center
219 Zhong Shan Wu Road
Guangzhou, PR China

>   **Re: Kama Resources Inc.
>   Amendment No. 4 to Registration Statement on Form S-1
>   Filed December 3, 2010
>   File No. 333-164206**

Dear Mr. Sun:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we note that the auditor's report on the financial statements as of October 31, 2009 and for the period October 19, 2009 (Inception) to October 31, 2009 is omitted from the filing. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Please amend the registration statement to include the above-referenced audit report. Please also ensure that an updated consent from your auditor consenting to the use of this report in the registration statement is filed as an exhibit to the amendment.

You are advised that we will not recommend acceleration of the effective date of the registration statement as filed and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

Please submit a substantive amendment to correct the deficiency or a request for withdrawal of the filing.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 if you have questions. If you need further assistance you may call the undersigned at (202) 551-3457.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (604) 269-6623
         David Wong
         Fusion Business Group